March 6, 2020

Jacob Chacko, M.D.
President and Chief Executive Officer
Oric Pharmaceuticals, Inc.
240 E. Grand Ave, 2nd Floor
South San Francisco, CA 94080

       Re: Oric Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed February 28, 2020
           CIK No. 0001796280

Dear Dr. Chacko:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed February 28, 2020

Capitalization, page 83

1. Please tell us how you determined the inclusion of the 118,301 shares resulting from the early option exercise in the number of shares issued and outstanding was considered appropriate to arrive to the pro forma, and pro forma as adjusted presentation. You also disclose on page 8 that you expect these shares will be outstanding after the offering.
       However, it appears from your disclosure elsewhere that these are shares from the future exercise of options that are not yet vested and therefore not available to be outstanding. Please revise to clarify this apparent inconsistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jacob Chacko, M.D.
Oric Pharmaceuticals, Inc.
March 6, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameJacob Chacko, M.D.
                                                           Division of
Corporation Finance
Comapany NameOric Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
March 6, 2020 Page 2
cc:       Melissa Rick, Esq.
FirstName LastName